EXHIBIT 1

Change of Auditor Notice

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) hereby gives notice, pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), as follows:

1.
TransGlobe currently engages Deloitte LLP (“Deloitte”) as its auditor. At the request of the Company, Deloitte resigned as auditor of the Company effective as of June 24, 2020 (the "Date of Resignation").

2.
BDO Canada LLP ("BDO") was appointed as auditor of the Company effective June 24, 2020, to fill the vacancy created by Deloitte’s resignation as the Company’s auditor from the Date of Resignation until the next annual meeting of shareholders of the Company.

3.	The resignation of Deloitte and the appointment of BDO was considered and approved by the Audit Committee and the Board of Directors of the Company.
4.	There were no modifications of opinion by Deloitte in Deloitte’s reports on the Company’s financial statements for the two most recently completed fiscal years ended December 31, 2019 and 2018.
5.
There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to the Date of Resignation.

DATED effective this 24th day of June, 2020